1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

September 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sonia Bednarowski

Justin Dobbie

Sasha Parikh

Angela Connell

Re:	Oyster Point Pharma, Inc.

Draft Registration Statement on Form S-1

Submitted on July 25, 2019

CIK No. 0001720725

Ladies and Gentlemen:

On behalf of our client, Oyster Point, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 21, 2019 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 2”). For the Staff’s reference, we have included both a clean copy of Submission No. 2 and a copy marked to show all changes from the version confidentially submitted on July 25, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 2.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

September 6, 2019

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

To the extent comparisons are not based on head-to-head trials, please revise here and throughout to remove statements that compare your drug candidate to other drug candidates, products and treatments. For example, we note your disclosure on page 1 that OC-01 is the first and only therapy to demonstrate statistically significant improvements in both signs and symptoms of DED in a single registrational clinical trial and your disclosure on page 86 that OC-01 is the only therapy to demonstrate rapid onset of action to significantly improved signs and symptoms of DED. In addition, please revise here and throughout to eliminate any suggestions that your product candidates have been or will ultimately be determined to be safe or effective, as only the FDA and foreign government equivalent regulations have the authority to make those determinations.. For example, we note your disclosure on page 1 that, based on OC-01’s safety and efficacy results, you believe that OC-01 has the potential to become the new standard of care and redefine how DED is treated for millions of patients. Similarly, remove your statements regarding the efficacy of other products. For example, we note your discussion of the “suboptimal efficacy” of Restasis and Xiidra.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1, 2, 69, 82, 83, 84, 87, 88 and 94 of Submission No. 2.

2.

Please balance your disclosure regarding the consideration paid for Xiiadra and the sales of Restasis and Xiiadra in the second paragraph of this section and throughout to clarify that there is no guarantee that OS-01 or any of your other product candidates will be approved by the FDA and that, even if they are approved, there is no guarantee that you will earn revenues comparable to either Restasis or Xiidra. Similarly, balance your disclosure on page 89 that ONSET-1’s endpoints are consistent with other FDA-approved products for DED, including Restasis an Xiidra.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included additional disclosure on pages 1, 13, 82, 85, 87 and 90 of Submission No. 2.

3.

We note your disclosure regarding a survey of eye care practitioners on page 1. Please describe how this survey was conducted, including how many practitioners were surveyed and how they were selected. In addition, clarify what you mean by “successfully” treat dry eye patients.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included additional disclosure on pages 1, 82 and 87 of Submission No. 2 to provide more detail regarding the survey of eye care practitioners. The Company notes that “successfully” was not specifically defined in the survey as an objective standard but was a subjective determination by each respondent.

Our Clinical Trial Results, page 2

4.	Please disclose the nominal p-value used in ONSET-1 here and on page 82 in your business section.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 3 and 83 of Submission No. 2 to include the nominal p-value.

Securities and Exchange Commission

September 6, 2019

Implications of Being an Emerging Growth Company, page 6

5.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company will supplementally provide the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

Risk Factors

Risks Related to Intellectual Property

Third-party claims or litigation alleging infringement of patents, page 28

6.

We note your disclosure on page 28 that Pfizer owns three U.S. patents covering Chantix, its varenicline tartrate product. Please expand your discussion in this risk factor or a separate risk factor to describe in detail how Pfizer’s patents may limit the type of patent protection you are able to receive for OC-01, and provide a summary of this risk in your prospectus summary section. Alternatively, tell us why this is not necessary.

Further to discussions with the Staff, the Company respectfully advises the Staff that it will revise the disclosure in the Registration Statement in a later submission.

Risks Related to this Offering and Ownership of Our Common Stock

Our amended and restated bylaws that will become effective, page 54

7.

We note your disclosure on page 54 that the exclusive forum provision in your bylaws does not preclude stockholders from bringing claims under the Securities Act or the Exchange Act in state or federal court, and we note your disclosure on page 144 that your certificate of incorporation has an exclusive forum provision. Please revise your disclosure on pages 54 and 144 to clarify, if true, that your bylaws and certificate of incorporation have exclusive forum provisions, and clarify your disclosure, if true, that both provisions do not apply to claims brought under the Securities or Exchange Act. Please ensure that the exclusive forum provision in your bylaws and certificate of incorporation state this clearly or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act. Please file a copy of your bylaws and certificate of incorporation with your next amendment or tell us when you plan to do so. Note that we may have further comment after review of these documents.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 148 of Submission No. 2 and to state that the provisions do not apply to actions arising under the Securities Act. The Company intends to file its amended and restated bylaws and amended and restated certificate of incorporation with the Commission in a subsequent filing.

Securities and Exchange Commission

September 6, 2019

Use of Proceeds, page 59

8.

Please provide an estimate of how far in each of the proposed purposes you will be able to reach using the allocated proceeds from this offering, and disclose an estimate of the amount and sources of other funds needed if the anticipated proceeds will not be sufficient to fully fund all of the proposed purposes.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Submission No. 2 and will provide in a subsequent submission an estimate of how far in the development process it expects the proceeds from this offering to last. The Company respectfully advises the Staff that while the sufficiency of the net proceeds of the offering will depend on the size of the offering, the Company currently anticipates that the net proceeds will fund the current development of OC-01 through its expected receipt of topline results from (i) OC-01’s current Phase 3 clinical trial and (ii) OC-01’s planned Phase 1 pharmacokinetic “bridge” trial.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations

Operating Expenses

Research and Development Expenses, page 69

9.

You state that you do not allocate research and development costs by product candidate. However, it appears that you do track such costs by other classifications, such as payroll and other personnel expenses, laboratory supplies, and fees paid to third parties to conduct R&D activities on your behalf. Please revise to disclose the costs incurred by the types of costs classified as research and development for each period presented.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 70 of Submission No. 2 to disclose research and development costs by the following types of costs: clinical and preclinical; chemistry, manufacturing and controls (CMC); and regulatory and other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 74

10.

Please describe the material terms of your asset purchase agreement for OC-02 in your business section and file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included additional disclosure on page 105 of Submission No. 2 regarding the Company’s asset purchase agreement for OC-02 (the “OC-02 Agreement”). The Company further advises the Staff that the Company believes that the OC-02 Agreement is not material to the Company in amount or significance under the criteria established under Item 601 of Regulation S-K promulgated under the Securities Act. The Company further advises the Staff that it has limited remaining obligations other than potential milestone and royalty payments under the OC-02 Agreement and, based on the Company’s current development plan of seeking additional indications for OC-02 other than DED, it does not expect any additional payments to be made pursuant to the OC-02 Agreement in the near term. The Company respectfully submits that it will continue to monitor both potential milestone payments under the OC-02 Agreement and the likelihood that such milestone payments will be achieved and, if the OC-02 Agreement becomes material to the Company, will file the OC-02 Agreement with the Commission in a future filing.

Securities and Exchange Commission

September 6, 2019

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation, page 75

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to provide the requested information to the Staff supplementally.

Business

Our Strategy, page 83

12.

We note your disclosure on page 84 that you have identified several indications outside of ophthalmology where OC-02 could advance directly into a Phase 2 proof of concept study. Please disclose whether the FDA has given you any indication that OC-02 could advance directly into a Phase 2 study for these indications.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 85 and 98 of Submission No. 2.

Our Product Candidates

Our development program for OC-01

ONSET-1: Phase 2b clinical trial results, page 88

13.

Please describe the differences in testing between the 0.12mg/ml dose, which you describe as “not formally tested,” and the testing of the other doses. In addition, it does not appear that all of the patients in the 0.6mg/ml group and in the 1.2mg/ml group completed the study. If material, please explain why some of the participants left prior to week 4 of the study.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 91, 93 and 94 of Submission No. 2 to provide further clarification on the differences in testing between the 0.12 mg/ml dose and the other doses and to explain the reasons why certain participants left the study.

Securities and Exchange Commission

September 6, 2019

Manufacturing, page 102

14.

Please expand your discussion of the facilities used for the manufacturing, storage, distribution and testing to include OC-02. In this regard, we note your disclosure on page 98 that your Phase 2b clinical trial of OC-02 was limited by the amount of available OC-02.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 104 of Submission No. 2 to include disclosure regarding OC-02. The Company further advises the Staff that the shortage of OC-02 described on page 101 of Submission No. 2 occurred directly after the Company acquired OC-02 and that the Company does not anticipate future OC-02 shortages.

Employment Arrangements with Our Named Executive Officers

Mark Murray, page 124

15.	Please disclose the material terms of your consulting agreement with FLG Partners and file the agreement as an exhibit to your registration statement.

The Company respectfully advises the Staff that the Board of Directors of the Company has appointed Mr. Daniel Lochner to serve as the Company’s Chief Financial Officer. The Company further advises the Staff that the consulting agreement with FLG Partners, a provider of consulting, advisory and chief financial officer services, was amended effective as of July 25, 2019 to reflect the fact that Mr. Murray no longer serves as the Company’s Chief Financial Officer and that further services rendered under the consulting agreement shall be limited to general financial advisory services. Both the consulting agreement and its amendment are unrelated to Mr. Murray’s service as a member of the Company’s Board of Directors. The Company has updated the disclosure on pages 119, 126, 127, 128, II-5 and II-6 of Submission No. 2 to reflect Mr. Lochner’s appointment.

The Company does not believe that it is required to file the consulting agreement, as amended, as it was made in the Company’s ordinary course of business. Because the Company did not employ a full-time chief financial officer, the Company engaged FLG Partners to provide chief financial officer consulting services. FLG Partners is in the business of providing chief financial officer consulting services to a number of companies. The services provided by FLG Partners to the Company included Mr. Murray’s service as the Company’s Chief Financial Officer until the Company was able to find a full-time Chief Financial Officer. Mr. Murray’s role as the Chief Financial Officer through the end of the fiscal year 2018 and until July 2019 qualifies him as a Named Executive Officer and his compensation arrangements are disclosed in Submission No. 2 pursuant to Item 402 of Regulation S-K. However, the consulting agreement and its amendment is still an ordinary course arrangement, so no disclosure would be required under Item 601(b)(10)(i) of Regulation S-K.

The Company also respectfully submits that the consulting agreement and its amendment do not fall into any of the categories set forth in Item 601(b)(10)(ii) of Regulation S-K. Although Mr. Murray is a former Chief Financial Officer and will remain a director of the Company, he is not a party to the consulting agreement. Further, the Company’s business is not substantially dependent on the consulting agreement as there are alternative financial consulting and staffing companies who can provide similar services. In fact, the Company currently engages other such consulting companies to supplement the limited finance team. Clauses (C) and (D) are not relevant here either.

Securities and Exchange Commission

September 6, 2019

Lastly, the Company notes that Item 601(b)(10)(iii)(A) of Regulation S-K generally requires the filing of a management contract or equity compensation plan in which any director or any of the named executive officers participates and any other management contract or any other compensatory plan in which any other executive officer of the registrant participates unless immaterial in amount or significance. Although the Company discloses the amount of fees paid to FLG Partners in connection with Mr. Murray’s services, Mr. Murray is an employee of FLG Partners and is not entitled to any specific compensation from the Company. Therefore, the consulting agreement is not a management contract.

* * * *

Securities and Exchange Commission

September 6, 2019

Please direct any questions with respect to this confidential submission to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	Jeffrey Nau, Ph.D., M.M.S., Oyster Point Pharma, Inc.

Daniel Lochner, Oyster Point Pharma, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP